Williams & Webster, P.S.
Certified Public Accountants & Business Consultants
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201 • Phone (509) 838-5111 • Fax (509) 838-5114

Board of Directors
Coffee Pacifica, Inc.
Fitchburg, MA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 28 2007, on the financial statements of Coffee Pacifica, Inc. as of December 31, 2006 and 2005 and the years then ended, and the inclusion of our name under the heading "Experts" in the Form SB-2 Registration Statement filed with the Securities and Exchange Commission.

Williams & Webster, P.S.

Williams & Webster, P.S.
Spokane, Washington

August 24, 2007